EXHIBIT 99.1

Endeavour Silver Appoints Vice President, Operations

VANCOUVER, British Columbia, June 14, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces, effective today, the appointment of Greg Blaylock as the new Vice President, Operations to oversee the Company’s underground mining operations in Mexico. Greg Blaylock is a senior mining executive who brings to Endeavour over 35 years’ hands-on experience in mining operations, mine planning and project development as well as related executive and technical expertise. Greg is fluent in both English and Spanish.

Dan Dickson, Endeavour CEO, commented, “I am pleased to welcome Greg Blaylock to the Endeavour management team. Greg brings a wealth of experience in mine management and engineering. His knowledge and leadership skills should enhance our continuous focus on safety, operational efficiency, and managing costs.”

Over the span of his career, Greg has worked with different commodities, both precious and base metals, in a variety of locations including Mexico, Colombia, Argentina, the United States, Africa, and Canada.  His direct work experience and consulting encompasses mining and construction with notable companies, including Coeur Mining, BHP, Kinross, Newmont, Gold Fields of South Africa, and others. Greg holds a Bachelor of Science degree in Mining Engineering from University of Idaho, Moscow, Idaho, USA and a Master of Science in Engineering from the University of the Witwatersrand, South Africa.

Most recently, Greg operated a mine engineering and management consultancy whereby he provided guidance and technical recommendations for an underground silver mine in Mexico. Prior to that, he was the General Manager at Cobre Del Mayo, a Mexican Mining company that operates the Piedras Verdes (“PV mine”) open pit copper mine, with over 1,000 employees and contractors.

Mr. Blaylock’s responsibilities will include oversight over the Company’s mining operations in Mexico, particularly with regard to the safety, production and costs of each operation, including mine, plant, tailings, warehouse, purchasing, construction, engineering, capital and operating budgets, community and government relations, and environmental functions.

Endeavour also announces the departure of Nicholas Shakesby as the Vice President, Operations. Endeavour recognizes and appreciates Nick’s considerable contributions to the Company since joining in 2018. During his tenure, his efforts have helped Endeavour reach a number of key operational milestones that have contributed to the Company’s growth and success. The Company wishes Mr. Shakesby well in his future ventures.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing construction of the Terronera project and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

For Further Information, Please Contact:

Galina Meleger, Vice President, Investor Relations
Tel: 604-640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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